Exhibit 99.1

iQIYI Announces Pricing of Its Offering of 76,500,000 American Depositary Shares

BEIJING, January 17, 2023 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the pricing of an underwritten public offering (the “Offering”) of 76,500,000 American Depositary Shares, each representing seven Class A ordinary shares, par value $0.00001 per share, of the Company (the “ADSs”), at a public offering price of US$5.90 per ADS. The Company granted the underwriters a 30-day option to purchase up to an aggregate of 11,475,000 additional ADSs. The net proceeds of the Offering (after deducting underwriting commissions) amount to US$442.3 million, assuming the underwriters do not exercise the option to purchase additional ADSs. The Company plans to use such net proceeds for working capital purposes, including serving its existing debt obligations. The Offering is expected to close on January 19, 2023, subject to customary closing conditions.

BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC act as the joint Bookrunners for the Offering.

The Offering is made pursuant to an effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov. The Offering is being made by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the prospectus supplement are available on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus related to the Offering may also be obtained by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains pending information about the Offering, and there can be no assurance that the Offering will be completed.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed Offering in this announcement contains forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward- looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com